Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-11 filed pursuant to Rule 462(b) of the Securities Act of 1933 of the reference to our firm under the caption “Experts” and to the incorporation by reference of our report dated May 11, 2015, with respect to the consolidated and combined financial statements and schedule of Landmark Infrastructure Partners LP for the year ended December 31, 2014,included in its Current Report on Form 8-K filed with the Securities and Exchange Commission on May 11, 2015, and incorporated by reference in Amendment No. 1 to the Registration Statement on Form S-11 (No. 333-203082) and related Prospectus of Landmark Infrastructure Partners LP for the registration of common units representing limited partner interests.

/S/ Ernst & Young LLP

Irvine, California

May 14, 2015